                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                             U.S. TECHNOLOGIES INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    91272D309
                                 (CUSIP NUMBER)

                            STEPHEN A. BOUCHARD, ESQ.
                          FLEISCHMAN AND WALSH, L.L.P.
                           1400 SIXTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 939-7911
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                OF PERSON AUTHORIZED TO RECEIVE COMMUNICATIONS)

                     AUGUST 30, 2001 AND SEPTEMBER 10, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

         NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

         *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT.

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          GREGORY EARLS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     129,713,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   66,169,456
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,169,456
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.90%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          USV PARTNERS,LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     129,713,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   52,910,001
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          52,910,001
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.10%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO (LIMITED LIABILITY COMPANY)
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          NORTHWOOD VENTURES LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     129,713,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   25,468,385
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,468,385
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.92%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO (LIMITED LIABILITY COMPANY)
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          NORTHWOOD CAPITAL PARTNERS LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     129,713,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,547,085
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,547,085
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.51%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO (LIMITED LIABILITY COMPANY)
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          PETER G. SCHIFF
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    775,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     NONE
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   775,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          775,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.54%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          HENRY T. WILSON
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    750,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     NONE
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   750,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.53%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          JAMES V. WARREN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     131,238,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   8,207,152
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,207,152
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.72%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

Schedule 13D/A

CUSIP NO. 91272D309
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Bankers Insurance Company of Florida
          JONATHAN J. LEDECKY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (SEE INSTRUCTIONS)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    26,320,923
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     129,713,001
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   26,320,923
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,320,923
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.60%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

Schedule 13D/A

         The Schedule 13D filed November 23, 1998, as amended February 22, 1999, April 12, 1999, May 21, 1999, February 2, 2000, May 11, 2000 and January 22,
2000 on behalf of USV Partners LLC and Gregory Earls, is hereby amended in part and restated in part as indicated herein. The Schedule 13D filed June 30, 1998, as amended June 30, 1998, February 17, 2000 and May 11, 2000 on behalf of James
V. Warren is hereby amended and restated in its entirety.

ITEM 1. SECURITY AND ISSUER

This Item 1 is hereby amended and restated in its entirety as follows:

         This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.02 per share ("Common Stock"), of U.S. Technologies Inc., a Delaware corporation ("U.S. Technologies," the "Issuer," or "USXX"). The address of U.S. Technologies' principal office is 1130 Connecticut Avenue, Suite 700, NW, Washington, D.C. 20036.

ITEM 2. IDENTITY AND BACKGROUND

This Item 2 is hereby amended and restated in its entirety as follows:

         The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is incorporated herein by reference to the responses to Items 1 and 6 to the cover page provided for each respective Reporting Person. The address and principal business or occupation, as applicable, of each Reporting Person and the name, address, state of formation or citizenship and principal business or occupation, as applicable, of each general partner, manager, member, director or officer of each Reporting Person, as required by General Instruction C to
Schedule 13D, is set forth in Item 5.

         During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Item 3 is hereby amended by adding the following:

         This filing reflects the conversion by each of Northwood Capital Partners LLC, Northwood Ventures LLC (collectively "Northwood" or the "Northwood Entities") and Jonathan J. Ledecky of their respective shares of USXX' Preferred Stock into shares of USXX' Common Stock as of August 30, 2001, as more fully explained in Item 6 and incorporated herein by reference. This filing also reflects the conversion of Series A and C Preferred Stock held by Gregory Earls and USV Partners, LLC as more fully discussed in Item 5 and incorporated herein.

         The Issuer acquired E2Enet, Inc. ("E2E") on April 12, 2000 pursuant to the Stock Exchange Agreement dated February 21, 1999, as amended (the "E2E Merger Agreement"). Each of Northwood Capital Partners LLC, Northwood Ventures LLC and Jonathan J. Ledecky were investors in E2E and received a pro rata share of the merger consideration as follows:

Schedule 13D/A

                                                 USXX Series B Preferred Stock
                                                 -----------------------------
Northwood Capital Partners LLC                              7,094.17
Northwood Ventures LLC                                     49,656.77
Jonathan J. Ledecky                                        52,641.85

         On the date the E2E Merger Agreement was consummated, the Issuer did not have enough Common Stock authorized to facilitate the conversion of all of its outstanding classes of preferred stock, including the conversion of the shares of Series B Preferred Stock issued to the former E2E shareholders in the E2E merger. Pursuant to the E2E Merger Agreement, the Issuer agreed to amend its charter to authorize the issuance of a sufficient number of shares of common stock to facilitate the conversion of all of its outstanding shares of preferred stock. On August 30, 2001, USXX amended its charter and the shares of Series B Preferred Stock held by each of Northwood Capital Partners LLC, Northwood Ventures LLC and Jonathan J. Ledecky automatically were converted into shares of USXX Common Stock as follows:

                                                USXX Series B                       USXX
                                               ---------------                  ------------
                                               Preferred Stock                  Common Stock
                                               ---------------                  ------------
Northwood Capital Partners LLC                     7,094.17                       3,547,085
Northwood Ventures LLC                            49,656.77                      24,828,385
Jonathan J. Ledecky                               52,641.85                      26,320,923

         In connection with the E2E Merger Agreement, Northwood Capital Partners LLC, Northwood Ventures LLC, Jonathan J. Ledecky, Gregory Earls, USV Partners LLC ("USV") and James V. Warren entered into a Voting Agreement dated, April 12, 2000 (See Item 6 below).

ITEM 4. PURPOSE OF THE TRANSACTION

This Item 4 is hereby amended and restated in its entirety as follows:

         Each of Messrs. Earls, Warren and Ledecky and each of Northwood Capital Partners LLC and Northwood Ventures LLC acquired the shares described herein for investment purposes. Except as described herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

Schedule 13D/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Item 5 is hereby amended and restated in its entirety as follows:

         (a) - (b) The responses to Items 7 through 13 on the cover page provided for each Reporting Person which relate to the beneficial ownership of the Common Stock of USXX are incorporated herein by reference. The information provided is as of September 10, 2001 with regard to the number of shares of common stock outstanding and reflect beneficial ownership after effectiveness of the Issuer's charter amendment as described above. Option grants to reporting persons have been reported whether vested or unvested.

         The Reporting Persons (other than Messrs. Wilson and Schiff, individually) are party to a Voting Agreement, as discussed below, pursuant to which such parties have agreed, among other things, to vote for certain nominees to USXX' Board of Directors, and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The "group" consisting of Messrs. Earls, Warren, Ledecky and the Northwood entities collectively may be deemed to own beneficially 129,713,001 shares of Common Stock, which represents approximately 82.77% of the outstanding Common Stock of the Issuer (assuming the conversion or exercise of all derivative securities held by each member of the "group," whether vested or unvested but excluding options held by Messrs. Wilson and Schiff). Assuming that all of the Issuer's shares of Preferred Stock (other than the Series F Preferred Stock) were converted into shares of Common Stock, the Issuer would have an aggregate of 141,519,689 shares of Common Stock outstanding. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any other party to the Voting Agreement which may be attributed to them for purposes of Section 13D of the Exchange Act by reason of being party to the Voting Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares held by other members of the group or that any Reporting Person and any of such other stockholder(s) constitute such a group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

Additional information regarding the beneficial ownership of certain Reporting Persons is listed below.

GREGORY EARLS

         Gregory Earls is the Chairman and Chief Executive Officer of the Issuer. Mr. Earls' business address is c/o U.S. Technologies Inc., 1130 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036. Mr. Earls may be deemed to beneficially own 66,169,456 shares of USXX' Common Stock, as explained below:

         (i) 500,000 shares issuable upon the exercise of warrants held directly by The Earls Family Limited Partnership;

         (ii) 693,675 shares of Common Stock owned directly by Equitable Production Funding, Inc.;

Schedule 13D/A

         (iii) 4,700,000 shares issuable upon the exercise of stock options issued to Mr. Earls under the Issuer's 1999 Stock Option Plan, as amended (the "1999 Stock Option Plan");(1)

         (iv) 2,549,352 shares of Common Stock held directly by USV Partners, LLC ("USV");

         (v) 47,024,590 shares of Common Stock, which were acquired through the conversion on August 30, 2001 of 573,700 shares of Series A Preferred Stock, of which 483,840 shares of the Issuer's Series A Preferred Stock, (convertible into 39,659,016 shares of Common Stock) are held directly by USV and the balance of which is held by Mr. Earls, directly;

         (vi) 1,462,069 shares of Common Stock which were acquired through the conversion on August 30, 2001 of 2,120 shares of Series C Preferred Stock, held directly by USV; and

         (vii) 9,239,770 shares of Common Stock issuable upon the conversion of Series F Stock acquired directly by USV on September 10, 2001.

         Mr. Earls is the sole member of USV Management, LLC, the manager of USV, and an investor in USV. For purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Earls may be deemed to be the beneficial owner of all shares owned by USV. Mr. Earls disclaims beneficial ownership over the shares of Common Stock held directly by USV, except for an amount of such shares held by USV represented by Mr. Earls' pecuniary interest therein.

         For purposes of Rule 13d-3 of the Exchange Act, Mr. Earls may be deemed to be the beneficial owner of all shares owned by The Earls Family Limited Partnership and Equitable Production Funding, Inc. because Mr. Earls owns all of the common stock of Equitable Production Funding, Inc. and controls The Earls Family Limited Partnership.

         Due to the forgoing, Mr. Earls may be deemed to be the direct beneficial owner of 66,169,456 shares of the Issuer's Common Stock, or 42.90% of the Issuer's outstanding Common Stock.

USV PARTNERS, LLC

         Mr. Earls is the sole member of USV Management, LLC, the manager of USV Partners, LLC, and an investor in USV. USV's mailing address is c/o Gregory Earls, U.S. Technologies Inc., 1130 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036. USV directly owns:

         (i)      2,549,352 shares of the Issuer's Common Stock,;

         (ii) 39,659,016 shares of Common Stock, which were acquired through the conversion on August 30, 2001 of 483,840 shares of the Issuer's Series A Preferred Stock held by it;

-------------
(1)   Includes all options granted, whether vested or unvested.

Schedule 13D/A

         (iii) 1,462,069 shares of Common Stock which were acquired through the conversion on August 30, 2001 of 2,120 shares of Series C Preferred Stock; and

         (iv) 9,239,770 shares of Common Stock issuable pursuant to the conversion of 9,239.77 shares of Series F Stock acquired by it on September 10, 2001.

         As such, USV may be deemed to be the beneficial owner of 52,910,207 shares of the Issuer's Common Stock, or 35.10% of the Issuer's outstanding Common Stock.

NORTHWOOD VENTURES LLC

NORTHWOOD CAPITAL PARTNERS LLC

PETER SCHIFF, MANAGING MEMBER OF NORTHWOOD VENTURES AND NORTHWOOD CAPITAL
PARTNERS

HENRY WILSON, MANAGING MEMBER OF NORTHWOOD VENTURES AND NORTHWOOD CAPITAL
PARTNERS

         Northwood Ventures LLC and Northwood Capital Partners LLC are engaged in the venture capital business. The principal office or business address, as applicable, of each of the persons and entities listed above this paragraph is c/o Northwood Ventures, 485 Underhill Boulevard #205, Syosset NY 11791-3491. These entities may be deemed to be a "group" for purposes of Rule 13d of the Exchange Act and to beneficially own the shares of USXX Common Stock held by the other. In addition, these shares of Common Stock may also be deemed to be owned by Peter Schiff and Henry Wilson, each a Managing Member of each of Northwood Ventures LLC and Northwood Capital Partners LLC. Each of Northwood Ventures LLC, Northwood Capital Partners LLC, Peter Schiff and Henry Wilson disclaims beneficial ownership of all of the shares of USXX Common Stock held by the others.

         Northwood Ventures LLC owned 49,656.77 shares of U.S. Technologies' Series B Preferred Stock. On August 30, 2001, these shares were converted into 24,828,385 shares of U.S. Technologies' Common Stock. Northwood Ventures LLC acquired 640 shares of U.S. Technologies' Series F Preferred Stock from another investor on September 10, 2001, which shares are presently convertible into 640,000 shares of U.S. Technologies' Common Stock. Northwood Ventures may be deemed to be the beneficial owner of 25,468,385 shares of the Issuer's Common Stock, or 17.92% of the Issuer's outstanding Common Stock.

         Northwood Capital Partners LLC owned 7,094.17 shares of U.S. Technologies' Series B Preferred Stock. On August 30, 2001, these shares were converted into 3,547,085 shares of U.S. Technologies' Common Stock, or 2.51% of the Issuer's outstanding Common Stock.

         Peter Schiff is a director of the Issuer; in that capacity he has been granted 775,000(2) stock options pursuant to the 1999 Stock Option Plan, or 0.54% of the Issuer's outstanding Common Stock.

         Henry Wilson is a director of the Issuer; in that capacity he has been granted 750,000(3) stock options pursuant to the 1999 Stock Option Plan, or 0.53% of the Issuer's outstanding Common Stock.

-------------
(2)   Includes all options granted, whether vested or unvested.

(3)   Includes all options granted, whether vested or unvested.

Schedule 13D/A

JONATHAN J. LEDECKY

         Jonathan J. Ledecky is a private investor. Mr. Ledecky's mailing address is c/o U.S. Technologies Inc., 1130 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036. Mr. Ledecky owned 52,641.85 shares of U.S. Technologies' Series B Preferred Stock. On August 30, 2001, these shares were converted into 26,320,923 shares of U.S. Technologies' Common Stock, or 18.60% of the Issuer's outstanding Common Stock.

JAMES V. WARREN

         James V. Warren is a director of the Issuer. Mr. Warren's business address is 6525 The Corners Parkway, Suite 300, Norcross, Georgia 30092. Mr. Warren owns 8,207,152 shares of U.S. Technologies' Common Stock. This amount includes: (i) 6,357,152 shares of Common Stock that are owned directly by Mr. Warren; (ii) 1,850,0001 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Warren under the 1999 Stock Option Plan; and (iii) 38,500 shares of Common stock owned directly by Mr. Warren's wife. For purposes of beneficial ownership under Rule 13d-3 of the Exchange Act, Mr. Warren may be deemed to beneficially own all 7,857,152 shares of U.S. Technologies' Common Stock, or 4.85% of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Item 6 is hereby amended and restated in its entirely as follows:

         In connection with the Issuer's acquisition of E2E, the Issuer, Gregory Earls, USV, James V. Warren, Northwood Ventures LLC, Northwood Capital LLC and Jonathan J. Ledecky entered into a Voting Agreement dated April 12, 2000 (the "Voting Agreement"), with respect to the size and composition of the Issuer's Board of Directors. (The Voting Agreement is attached to Amendment No. 5 to USV's Schedule 13D as Exhibit 99B.) The parties to the Voting Agreement agreed to vote all of their shares of the Issuer's Common Stock and any and all subsequently acquired securities of the Issuer so that:

         - the number of directors of the Issuer's Board of Director's will be fixed at eight: and

         - the Board will be composed of (i) four directors designated by USV, including Gregory Earls, as Chairman and Chief Executive Officer of the Issuer, (ii) two directors designated by Mr. Ledecky, and (iii) two directors designated by Northwood.

ITEM 7. MATERIAL TO BE FILED BY EXHIBIT

1.1 Voting Agreement, by and among U.S. Technologies Inc., James V. Warren, Northwood Ventures LLC, Northwood Capital Partners LLC and Jonathan J. Ledecky, dated April 12, 2000 and incorporated by reference to Schedule 13D/A5 for Gregory Earls and USV Partners LLC filed on May 11, 2000.


                              SIGNATURES TO FOLLOW

Schedule 13D/A

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: September 10, 2001
                                               USV PARTNERS, LLC

                                               By:  USV Management, LLC
                                               Its: Manager

                                                    By:    /s/ Gregory Earls
                                                       -------------------------
                                                       Name: Gregory Earls
                                                       Title: Sole Member

                                                     /s/ Gregory Earls
                                               ---------------------------------
                                                           Gregory Earls

                                                     /s/ James V. Warren
                                               ---------------------------------
                                                           James V. Warren

                                                     /s/ Jonathan J. Ledecky
                                               ---------------------------------
                                                           Jonathan J. Ledecky

Dated: September 10, 2001
                                               NORTHWOOD VENTURES LLC

                                               By:       /s/ Peter Schiff
                                                   -----------------------------
                                                   Name:  Peter Schiff
                                                   Title: Managing Director

Dated: September 10, 2001
                                               NORTHWOOD CAPITAL PARTNERS LLC

                                               By:       /s/ Peter Schiff
                                                   -----------------------------
                                                   Name:  Peter Schiff
                                                   Title: Managing Director
Dated: September 10, 2001

                                                     /s/ Peter Schiff
                                               ---------------------------------
                                                           Peter Schiff
Dated: September 10, 2001

                                                     /s/ Henry Wilson
                                               ---------------------------------
                                                           Henry Wilson

Schedule 13D/A

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or any amendments thereto is filed on behalf of each of them;

         NOW, THEREFORE, the parties hereto agree as follows:

         Gregory Earls, USV Partners, LLC, James V. Warren, Jonathan J. Ledecky, Northwood Ventures LLC, Northwood Capital Partners LLC, Henry Wilson and Peter Schiff do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file an amended Schedule 13D and all subsequent amendments relating to their ownership of the Common Stock, par value $0.02 of U.S. Technologies, Inc., and do hereby further agree that said Amendment and all subsequent amendments shall be filed on behalf of each of them.

Dated: September 10, 2001
                                            USV PARTNERS, LLC

                                            By:  USV Management, LLC
                                            Its: Manager

                                                 By:      /s/ Gregory Earls
                                                    ----------------------------
                                                    Name: Gregory Earls
                                                    Title:  Sole Member

                                                  /s/ Gregory Earls
                                            ------------------------------------
                                                        Gregory Earls

                                                  /s/ James V. Warren
                                            ------------------------------------
                                                        James V. Warren

                                                  /s/ Jonathan J. Ledecky
                                            ------------------------------------
                                                        Jonathan J. Ledecky

Dated: September 10, 2001
                                            NORTHWOOD VENTURES LLC

                                            By:         /s/ Peter Schiff
                                                --------------------------------
                                                Name: Peter Schiff
                                                Title:  Managing Director

Dated: September 10, 2001

Schedule 13D/A

                                            NORTHWOOD CAPITAL PARTNERS
                                            LLC

                                            By:         /s/ Peter Schiff
                                                --------------------------------
                                                Name: Peter Schiff
                                                Title:  Managing Director
Dated: September 10, 2001

                                                  /s/ Peter Schiff
                                            ------------------------------------
                                                        Peter Schiff
Dated: September 10, 2001

                                                  /s/ Henry Wilson
                                            ------------------------------------
                                                        Henry Wilson